# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verona Pharma plc, CIK 0001657312
CUSIP: 925050106
Title of class of securities: Ordinary Shares, nominal value 0.05 GBP
Address of issuer's principal executive offices: 3 More London Riverside, London, United Kingdom (X0), SE1 2RE
Date of event which requires filing of this statement: 01/16/2025
Amends the filing with accession number 0001072613-17-000281
Filed by CIK 0001644965
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410) 842-4000

## Reporting persons
- Growth Equity Opportunities 17, LLC (CIK 0001790256): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- Growth Equity Opportunities Fund IV, LLC (CIK 0001644965): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- New Enterprise Associates 15, L.P. (CIK 0001629794): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- NEA Partners 15, L.P. (CIK 0001640031): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- NEA 15 GP, LLC (CIK 0001640033): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 368; shared voting power 25,541,352; sole dispositive power 368; shared dispositive power 25,541,352; aggregate amount beneficially owned 25,541,720 (3.9% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 296; shared voting power 25,541,352; sole dispositive power 296; shared dispositive power 25,541,352; aggregate amount beneficially owned 25,541,648 (3.9% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,678,025; sole dispositive power 0; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,025 (4.99% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 368; shared voting power 32,678,025; sole dispositive power 368; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,678,393 (4.99% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 368; shared voting power 25,541,352; sole dispositive power 368; shared dispositive power 25,541,352; aggregate amount beneficially owned 25,541,720 (3.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,624; shared voting power 32,678,025; sole dispositive power 1,624; shared dispositive power 32,678,025; aggregate amount beneficially owned 32,679,649 (4.99% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 368; shared voting power 25,541,352; sole dispositive power 368; shared dispositive power 25,541,352; aggregate amount beneficially owned 25,541,720 (3.9% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 232; shared voting power 25,541,352; sole dispositive power 232; shared dispositive power 25,541,352; aggregate amount beneficially owned 25,541,584 (3.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value 0.05 GBP
Name of issuer: Verona Pharma plc

## Item 2. Identity and Background
Name of person filing:
Growth Equity Opportunities Fund IV, LLC ("GEO 15"), Growth Equity Opportunities 17, LLC ("GEO 17" and, together with GEO 15, the "GEO Entities"); New Enterprise Associates 15, L.P. ("NEA 15"), which is the sole member of GEO 15, New Enterprise Associates 17, L.P. ("NEA 17" and, together with NEA 15, the "Funds"), which is the sole member of GEO 17; NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15, NEA Partners 17, L.P. ("NEA Partners 17" and, together with NEA Partners 15, the "GPLPs"), which is the sole general partner of NEA 17; NEA 15 GP, LLC ("NEA 15 LLC"), which is the sole general partner of NEA Partners 15, and NEA 17 GP, LLC ("NEA 17 LLC," and together with NEA 15 LLC, the "GP LLCs" and, collectively with the GPLPs, the "Control Entities"), which is the sole general partner of NEA Partners 17; and Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers").

Baskett, Florence, Makhzoumi and Sandell (the "Dual Managers") are managers of the GP LLCs. Behbahani, Chang, Mathers, Walker and Yang are managers of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The aggregate number of Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 11 of such Reporting Person's Cover sheet. The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 654,649,358 Ordinary Shares reported by the Issuer to be outstanding as of October 28, 2024, on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 4, 2024.

As of January 21, 2025, Behbahani, Makhzoumi, Mathers and Walker are each the record owner of ADSs representing 368 Ordinary Shares; Chang is the record owner of ADSs representing 296 Ordinary Shares; Yang is the record owner of ADSs representing 232 Ordinary Shares; and the Blue Mountain Trust, dated April 29, 2019 (the "Blue Mountain Trust"), is the record owner of ADSs representing 1,624 Ordinary Shares (the "Blue Mountain Trust Shares"). Sandell may be deemed to own beneficially the Blue Mountain Trust Shares as trustee of the Blue Mountain Trust.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: On January 16, 2025, GEO 15 made a distribution of ADSs representing 2,620,720 Ordinary Shares to NEA 15, which made a pro rata distribution of the shares to its general partner and limited partners for no consideration. Also on January 16, 2025, GEO 17 made a distribution of ADSs representing 9,379,280 Ordinary Shares to NEA 17, which made a pro rata distribution to its general partner and limited partners for no consideration. Following these distributions, each of the Reporting Persons ceased to beneficially own five percent (5%) or more of the Issuer's Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 16, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- Growth Equity Opportunities 17, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- Growth Equity Opportunities 17, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- Growth Equity Opportunities Fund IV, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- Growth Equity Opportunities Fund IV, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- New Enterprise Associates 15, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- New Enterprise Associates 15, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA Partners 15, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA Partners 15, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA 15 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (01/21/2025)
- NEA 15 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (01/21/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (01/21/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (01/21/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (01/21/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (01/21/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (01/21/2025)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (01/21/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (01/21/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (01/21/2025)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (01/21/2025)
Comment: This Amendment No. 4 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.